UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 28, 2025

Regional Health Properties, Inc.

(Exact Name of Registrant as Specified in its Charter)

Georgia	001-33135	81-5166048
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

1050 Crown Pointe Parkway

Suite 720

Atlanta, Georgia 30338

(Address of Principal Executive Offices, and Zip Code)

(678) 869-5116

(Registrant’s telephone number, including area code)

Not applicable.

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	RHEP(1)	N/A(1)
Series A Redeemable Preferred Shares, no par value	RHEPA(1)	N/A(1)

(1) On June 11, 2025, NYSE American LLC (“NYSE American”) filed a Form 25 with the U.S. Securities and Exchange Commission to delist Regional Health Properties, Inc.’s (“Regional”) common stock, no par value (the “Common Stock”), and Regional’s Series A Redeemable Preferred Shares, no par value (the “Series A Preferred Stock”), from NYSE American. The Common Stock and the Series A Preferred Stock trade on the OTCQB under the symbols “RHEP” and “RHEPA,” respectively.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

On July 28, 2025, Regional Health Properties, Inc., a Georgia corporation (“Regional”), issued a press release outlining reasons for shareholders of its common stock, no par value per share, to vote in favor of the proposed merger (the “Merger”) with SunLink Health Systems, Inc., a Georgia corporation (“SunLink”). A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release dated July 28, 2025
104	Cover page in Inline XBRL format

* * *

NO OFFER OR SOLICITATION

Communications in this Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

ADDITIONAL INFORMATION

The proposed Merger will be submitted to both the Regional and SunLink shareholders for their consideration. In connection with the proposed Merger, Regional filed a Registration Statement on Form S-4 (File No. 333-286975) (the “Registration Statement”) with SEC that includes a joint proxy statement/prospectus for Regional and SunLink, which was sent to common stock shareholders of Regional and common stock shareholders of SunLink on or about June 30, 2025.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION.

IN ADDITION, INVESTORS ARE URGED TO READ THE TENDER OFFER STATEMENT ON SCHEDULE TO FILED WITH THE SEC ON JULY 18, 2025 REGARDING A PROPOSED TENDER OFFER, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION.

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You are able to obtain a copy of the joint proxy statement/prospectus, as well as other filings containing information about Regional and SunLink, without charge, at the SEC’s website (http://www.sec.gov) or by accessing Regional’s website (http://www.regionalhealthproperties.com) under the tab “Investor Relations” or by accessing SunLink’s website (http://www.sunlinkhealth.com) under the tab “Investors.” Copies of the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, Regional Health Properties, Inc., 1050 Crown Pointe Parkway, Suite 720, Atlanta, Georgia, 30338, telephone 678-869-5116 or to Investor Relations, SunLink Health Systems, Inc., 900 Circle 75 Parkway, Suite 690, Atlanta, Georgia, 30339, telephone 770-933-7004.

Regional and SunLink and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Regional and SunLink in connection with the proposed Merger. Information about the directors and executive officers of Regional is set forth in Part III of Regional’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “Regional Annual Report”), which information may be updated by Regional from time to time in subsequent filings with the SEC. Information about the directors and executive officers of SunLink is set forth in Part III of SunLink’s Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended June 30, 2024, which information may be updated by SunLink from time to time in subsequent filings with the SEC. Additional information about the interests of those participants and other persons who may be deemed participants in the transaction may also be obtained by reading the joint proxy statement/prospectus relating to the proposed Merger. Free copies of this document may be obtained as described above.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed Merger between Regional and SunLink, including statements of Regional’s goals, intentions and expectations; and statements regarding Regional’s business plan and growth strategies.

These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things:

●	the risk that the businesses of Regional and SunLink will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

●	expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected timeframe;

●	revenues following the Merger may be lower than expected;

●	customer, vendor and employee relationships and business operations may be disrupted by the Merger;

●	the ability to obtain required regulatory approvals or the approvals of Regional’s or SunLink’s shareholders, and the ability to complete the Merger on the expected timeframe;

●	the costs and effects of litigation and the possible unexpected or adverse outcomes of such litigation;

●	the ability of Regional and SunLink to meet the initial or continued listing requirements or rules of the NYSE American LLC or the OTCQB, as applicable, and to maintain the listing or trading, as applicable, of securities thereon;

●	possible changes in economic and business conditions;

●	the impacts of epidemics, pandemics or other infectious disease outbreaks;

●	the existence or exacerbation of general geopolitical instability and uncertainty;

●	possible changes in monetary and fiscal policies, and laws and regulations;

●	competitive factors in the healthcare industry;

●	Regional’s dependence on the operating success of its operators;

●	the amount of, and Regional’s ability to service, its indebtedness;

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●	covenants in Regional’s debt agreements that may restrict its ability to make investments, incur additional indebtedness and refinance indebtedness on favorable terms;

●	the effect of increasing healthcare regulation and enforcement on Regional’s operators and the dependence of Regional’s operators on reimbursement from governmental and other third-party payors;

●	the relatively illiquid nature of real estate investments;

●	the impact of litigation and rising insurance costs on the business of Regional’s operators;

●	the effect of Regional’s operators declaring bankruptcy, becoming insolvent or failing to pay rent as due;

●	the ability of any of Regional’s operators in bankruptcy to reject unexpired lease obligations and to impede its ability to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor’s obligations;

●	Regional’s ability to find replacement operators and the impact of unforeseen costs in acquiring new properties; and

●	other risks and factors identified in (i) Regional’s cautionary language included under the headings “Statement Regarding Forward-Looking Statements” and “Risk Factors” in the Regional Annual Report, and other documents subsequently filed by Regional with the SEC and (ii) SunLink’s cautionary language included under the headings “Forward-Looking Statements” and “Risk Factors” in SunLink’s Annual Report on Form 10-K for the year ended June 30, 2024, and other documents subsequently filed by SunLink with the SEC.

Neither Regional nor SunLink undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this Current Report on Form 8-K. In addition, Regional’s and SunLink’s past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGIONAL HEALTH PROPERTIES, INC.

Date: July 28, 2025	/s/ Brent Morrison
Brent Morrison
Chief Executive Officer and President

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Exhibit 99.1

Regional Health Properties, Inc. Outlines Reasons for Regional Shareholders to Vote YES for

Proposed Merger with SunLink Health Systems, Inc.

ATLANTA, GA – July 28, 2025 - Regional Health Properties, Inc. (“Regional”) (OTCBQ: RHEP) (OTCQB: RHEPA) (OTCQB: RHEPB), a self-managed healthcare real estate investment company that invests primarily in real estate purposed for senior living and long-term care, today issues the following statement to its common stock shareholders.

Shareholders recently may have received or seen communication from two of Regional’s shareholders, Ken Grossman and Charlie Frischer, opposing the pending merger (the “merger”) of Regional and SunLink Health Systems, Inc. (“SunLink”). Please do not be confused by these shareholders. Regional does not believe that Messrs. Grossman and Frischer have the Regional common shareholders’ best interests in mind. Mr. Grossman is the owner of approximately 6% of Regional’s Series B preferred stock, but owns only approximately 1% of Regional’s common stock. Lisewise, Mr. Frischer owns approximately 21% of the Regional’s Series B preferred stock, but owns only approximately 7% of Regional’s common stock. Mr. Morrison’s communications with Messrs. Grossman and Frischer over the years have been primarily related to their Series B preferred stock. Regional’s belief is that their interest is in advancing the interests of the Series B preferred shareholders, not those of the common shareholders. Specifically, please be aware that:

1.	The purported “two detailed written offers” are not entirely as described by both gentlemen. There were many conditions and uncertainties to those “offers” with no certainty of satisfaction or accomplishment – one actually has been superseded by an offer for fewer shares – whereas the merger is well documented and agreed. Mr. Morrison’s personal belief is that they may be working in concert to push to liquidate Regional Health, in which event the Series B preferred shareholders would receive much, if not all, of the proceeds. Regional encourages you to read Regional’s Form 8-K filing with the SEC on July 18, 2025, July 24, 2025 and July 28, 2025 for additional disclosures as well as the tender offer that was filed on July 18, 2025. The tender offer is only for a control position – but not all or even a majority of the Regional common shares.

2.	It is not at all clear to Regional how Mr. Grossman derives the $4.00 share value as mentioned in his letter. As noted, Mr. Morrison believes his intent is likely to proceed with the liquidation with the proceeds flowing first to the Series B preferred shareholders and then the Series A preferred shareholders, until they are fully redeemed. Mr. Morrison believes there would be little, if any, proceeds left for your common shares.

3.	Both Regional’s and SunLink’s common shares have traded higher since the merger announcement on January 6, 2025. Regional is approximately 120% higher, and Sunlink is approximately 30% higher.

Regional believes the SunLink merger is positive for ALL shareholders because:

1.	The merger brings capital to the combined company (approximately $6,000,000). This will improve Regional’s balance sheet, and, Regional believes, substantially aid operations. This is intended to, among other things, give the combined company greater access to capital for the benefit of all shareholders as well as Regional’s patients, dedicated employees and its portfolio of facilities.

2.	The merger brings additional, experienced management to the combined company.

3.	The merger brings a solid level of industry and public-company Board expertise to the combined company, expertise which Regional believes is much greater than usual for companies the size of the combined company.

4.	The merger has the potential to improve shareholder value for both the common and preferred holders, whereas a liquidation would primarily benefit the preferred holders.

5.	The merger provides a path to produce internally generated free cash flow which can be used to redeem the Series B preferred over time.

6.	The merger allows for an improved trading market and the potential to re-list your common shares on a national market, which an “orderly liquidation” may not.

Time is very critical. Please vote your shares FOR the merger today.

About Regional Health Properties

Regional Health Properties, Inc., a Georgia corporation, is a self-managed healthcare real estate investment company that invests primarily in real estate purposed for senior living and long-term care. For more information, visit www.regionalhealthproperties.com.

NO OFFER OR SOLICITATION

Communications in this press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

ADDITIONAL INFORMATION

The proposed merger will be submitted to both the Regional and SunLink shareholders for their consideration. In connection with the proposed merger, Regional filed a Registration Statement on Form S-4 (File No. 333-286975) (the “Registration Statement”) with SEC that includes a joint proxy statement/prospectus for Regional and SunLink, which was sent to common stock shareholders of Regional and common stock shareholders of SunLink on or about June 30, 2025.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION.

IN ADDITION, INVESTORS ARE URGED TO READ THE TENDER OFFER STATEMENT ON SCHEDULE TO FILED WITH THE SEC ON JULY 18, 2025 REGARDING A PROPOSED TENDER OFFER, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION.

You are able to obtain a copy of the joint proxy statement/prospectus, as well as other filings containing information about Regional and SunLink, without charge, at the SEC’s website (http://www.sec.gov) or by accessing Regional’s website (http://www.regionalhealthproperties.com) under the tab “Investor Relations” or by accessing SunLink’s website (http://www.sunlinkhealth.com) under the tab “Investors.” Copies of the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, Regional Health Properties, Inc., 1050 Crown Pointe Parkway, Suite 720, Atlanta, Georgia, 30338, telephone 678-869-5116 or to Investor Relations, SunLink Health Systems, Inc., 900 Circle 75 Parkway, Suite 690, Atlanta, Georgia, 30339, telephone 770-933-7004.

Regional and SunLink and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Regional and SunLink in connection with the proposed merger. Information about the directors and executive officers of Regional is set forth in the proxy statement for Regional’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “Regional Annual Report”), as filed with the SEC on March 31, 2025, which information may be updated by Regional from time to time in subsequent filings with the SEC. Information about the directors and executive officers of SunLink is set forth in the proxy statement for SunLink’s Amendment No. 1 to Annual Report on Form 10-K/, as filed with the SEC on October 25, 2024, which information may be updated by SunLink from time to time in subsequent filings with the SEC. Additional information about the interests of those participants and other persons who may be deemed participants in the transaction may also be obtained by reading the joint proxy statement/prospectus relating to the proposed merger when it becomes available. Free copies of this document may be obtained as described above.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements with respect to the impact of the proposed merger and expectations with respect to Mr. Grossman’s and Mr. Frischer’s plans.

These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things:

●	the risk that the businesses of Regional and SunLink will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

●	expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame;

●	revenues following the merger may be lower than expected;

●	customer, vendor and employee relationships and business operations may be disrupted by the merger;

●	the ability to obtain required regulatory approvals or the approvals of Regional’s or SunLink’s shareholders, and the ability to complete the merger on the expected timeframe;

●	the costs and effects of litigation and the possible unexpected or adverse outcomes of such litigation;

●	the ability of Regional and SunLink to meet the initial or continued listing requirements or rules of the NYSE American LLC or the OTCQB, as applicable, and to maintain the listing or trading, as applicable, of securities thereon;

●	possible changes in economic and business conditions;

●	the impacts of epidemics, pandemics or other infectious disease outbreaks;

●	the existence or exacerbation of general geopolitical instability and uncertainty;

●	possible changes in monetary and fiscal policies, and laws and regulations;

●	competitive factors in the healthcare industry;

●	Regional’s dependence on the operating success of its operators;

●	the amount of, and Regional’s ability to service, its indebtedness;

●	covenants in Regional’s debt agreements that may restrict its ability to make investments, incur additional indebtedness and refinance indebtedness on favorable terms;

●	the effect of increasing healthcare regulation and enforcement on Regional’s operators and the dependence of Regional’s operators on reimbursement from governmental and other third-party payors;

●	the relatively illiquid nature of real estate investments;

●	the impact of litigation and rising insurance costs on the business of Regional’s operators;

●	the effect of Regional’s operators declaring bankruptcy, becoming insolvent or failing to pay rent as due;

●	the ability of any of Regional’s operators in bankruptcy to reject unexpired lease obligations and to impede its ability to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor’s obligations;

●	Regional’s ability to find replacement operators and the impact of unforeseen costs in acquiring new properties; and

●	other risks and factors identified in (i) Regional’s cautionary language included under the headings “Statement Regarding Forward-Looking Statements” and “Risk Factors” in the Regional Annual Report, and other documents subsequently filed by Regional with the SEC and (ii) SunLink’s cautionary language included under the headings “Forward-Looking Statements” and “Risk Factors” in SunLink’s Annual Report on Form 10-K for the year ended June 30, 2024, and other documents subsequently filed by SunLink with the SEC.

Neither Regional nor SunLink undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this press release. In addition, Regional’s and SunLink’s past results of operations do not necessarily indicate either of their anticipated future results, whether the merger is effectuated or not.

Regional Contact

Brent Morrison, CFA

Chief Executive Officer & President

Regional Health Properties, Inc.

Tel (404) 823-2359

Brent.morrison@regionalhealthproperties.com